PERSPECTIVE THERAPEUTICS, INC.

2401 Elliott Avenue, Suite 320

Seattle, Washington 98121

April 8, 2024

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Conlon Danberg

Re: Perspective Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 29, 2024

File No. 333-278362

Request for Acceleration of Effective Date

To Whom it May Concern,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Perspective Therapeutics, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on April 9, 2024, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

PERSPECTIVE THERAPEUTICS, INC.

By:	/s/ Johan (Thijs) Spoor
Name:	Johan (Thijs) Spoor
Title:	Chief Executive Officer